Exhibit (h)(6)

Janus Henderson B-BBB CLO ETF

Expense Limitation Agreement (Affiliated Funds)

November 18, 2021

Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) in the form of a unitary fee with respect to Janus Henderson B-BBB CLO ETF (the “Fund”). This letter is to inform you that JCM will waive and/or reimburse to the Fund a portion of its management fee in an amount equal to a portion of the management fee it earns as investment adviser to affiliated exchange traded funds (“ETFs”) in which the Fund invests (if any), for at least the period from December 15, 2021 until March 1, 2023, set forth as follows:

1.

With respect to each investment by the Fund in an affiliated ETF, the waiver/reimbursement amount shall be equal to the amount of Fund assets invested in the affiliated ETF, multiplied by an amount equal to the current daily unitary management fee of the affiliated ETF less certain asset-based operating fees and expenses incurred on a per-fund basis and paid by JCM with respect to the affiliated ETF (such expenses include, but are not limited to: custody, sub-administration, and transfer agency fees and fees paid to the distributor) (“Waiver Amount”).

2.	The Waiver Amount shall be calculated by JCM on a monthly basis and used daily for purposes of calculating the Fund’s net asset value per share.

For the avoidance of doubt, JCM may not recover from the Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect until March 1, 2023, unless otherwise terminated, revised or extended by the Board of Trustees. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS CAPITAL MANAGEMENT LLC		JANUS DETROIT STREET TRUST

By:	/s/ Brennan Hughes	By:	/s/ Jesper Nergaard
	Brennan Hughes Senior Vice President, Chief Accounting Officer and Treasurer		Jesper Nergaard Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

Janus Henderson Investors 151 Detroit St, Denver, CO 80206 T +1(800) 525 3713 F +1(877) 319 3852 W janushenderson.com